Exhibit 99.5

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m., New York time, on May 29, 2025) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Kingsoft Cloud Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business May 9, 2025 at the Annual General Meeting of the Shareholders of Kingsoft Cloud Holdings Limited to be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No.8 Anning Beili, Xisanqi, Haidian District, Beijing, China on June 9, 2025 at 10:00 a.m., Hong Kong time. NOTE: 1. Please direct the Depositary how it is to vote by marking an X in the appropriate box opposite the resolution. Kingsoft Cloud Holdings Limited PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Kingsoft Cloud Holdings Limited Annual General Meeting of Shareholders For Shareholders of record as of May 9, 2025 Monday, June 9, 2025 10:00 AM, Hong Kong time BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. (New York time) on May 29, 2025 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Kingsoft Cloud Holdings Limited Annual General Meeting of Shareholders

Please make your marks like this: ☒

	PROPOSAL	YOUR VOTE		
		FOR	AGAINST	ABSTAIN
1).	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2024 and the reports of the directors of the Company (the "**Director(s)**") and independent auditor thereon.	☐	☐	☐
2).	To re-elect Mr. Zou Tao as an executive Director.	☐	☐	☐
3).	To re-elect Mr. Lei Jun as a non-executive Director.	☐	☐	☐
4).	To re-elect Mr. Yu Mingto as an independent non-executive Director.	☐	☐	☐
5).	To re-elect Mr. Wang, Hang as an independent non-executive Director.	☐	☐	☐
6).	To authorize the board of directors of the Company (the "**Board**") to fix the remuneration of the Directors.	☐	☐	☐
7).	To re-appoint Ernst & Young as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the audit committee of the Board to fix their remuneration for the year ending December 31, 2025.	☐	☐	☐
8).	To give a general mandate to the Directors to issue, allot and deal with additional shares of the Company (the "**Shares**") and/or American Depositary Shares of the Company (the "**ADSs**"), and/or sell and/or transfer Shares out of treasury that are held as treasury shares not exceeding 20% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of passing this resolution (the "**Issuance and Resale Mandate**").	☐	☐	☐
9).	To give a general mandate to the Directors to repurchase the Shares and/or ADSs not exceeding 10% of the total number of issued Shares (excluding any treasury shares, if any) as at the date of passing this resolution (the "**Repurchase Mandate**").	☐	☐	☐
10).	Conditional upon the passing of resolutions no. 8 and no. 9, to extend the Issuance and Resale Mandate granted to the Directors to issue, allot and deal with additional Shares and/or ADSs, and/or sell and/or transfer Shares out of treasury that are held as treasury shares, in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company under the Repurchase Mandate.	☐	☐	☐
11).	To approve, confirm and/or ratify (a) the subscription agreement dated April 16, 2025 (the "**Subscription Agreement**") entered into between the Company as the issuer and Kingsoft Corporation Limited as the subscriber (the "**Subscriber**") in relation to the issue of 69,375,000 ordinary shares (the "**Subscription Shares**") of the Company at the subscription price of HK$5.83 each and the transactions contemplated thereunder; (b) the specific mandate to Directors which shall entitle the Directors to exercise all the powers of the Company to allot and issue the Subscription Shares to the Subscriber, on and subject to the terms and conditions of the Subscription Agreement entered into between the Company and the Subscriber; and (c) the authorization to any one of the Directors to do all such acts and things, to sign and execute such documents or agreements or deeds on behalf of the Company and to do such other things and to take all such actions as he/she considers necessary, appropriate, desirable and expedient for the purposes of giving effect to or in connection with the Subscription Agreement and the transactions contemplated thereunder, and to agree to such variation, amendments or waiver or matters relating thereto as are, in the opinion of such Director, in the interest of the Company and the shareholders as a whole.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) ____________ Date ____________

Signature (if held jointly) ____________ Date ____________